UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WAYSIDE TECHNOLOGY GROUP, INC.

(Name of Issuer)

COMMON STOCK $.01 PAR VALUE

(Title of Class of Securities)

946760105

(CUSIP Number)

November 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edmund H. Shea, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 275,877

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 275,877

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 946760105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary Shea

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 275,877

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 275,877

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 946760105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E & M RP Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 275,877

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 275,877

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.9%

12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

THIS SCHEDULE 13G FILING RELATES TO THE ACQUISITION BY E & M RP TRUST (THE “TRUST”), A REVOCABLE LIVING TRUST WHOSE SOLE TRUSTEES ARE EDMUND H. SHEA, JR. AND HIS WIFE MARY SHEA (COLLECTIVELY WITH THE TRUST, THE “REPORTING PERSONS”), OF SHARES OF COMMON STOCK OF WAYSIDE TECHNOLOGY GROUP, INC. (THE “ISSUER”) ON NOVEMBER 3, 2005 AND DATES SUBSEQUENT THERETO, AS SET FORTH IN THE FOLLOWING TABLE:

Date of Acquisition	Quantity	Total Ownership	Percentage Ownership
November 3, 2005	112	251,338	5.5%
November 4, 2005	300	251,638	5.5%
June 11, 2007	1,000	252,563	5.4%
June 12, 2007	2,900	255,463	5.5%
July 11, 2007	3,000	258,463	5.5%
July 30, 2007	5,000	263,463	5.6%
September 11, 2007	2,000	265,463	5.6%
September 19, 2007	762	266,225	5.7%
October 3, 2007	1,652	267,877	5.7%
October 5, 2007	592	268,469	5.7%
October 11, 2007	200	268,669	5.7%
October 22, 2007	1,349	270,018	5.8%
October 26, 2007	5,859	275,877	5.9%

Until recently, it did not come to the Reporting Persons’ attention that since November 3, 2005 the Reporting Persons have beneficially owned more than 5% of the common stock of the Issuer.  Prior to November 3, 2005, no acquisition by any of the Reporting Persons caused any Reporting Person to beneficially own 5% or more of the Issuer’s common stock.  The purchases of common stock set forth above were made solely for investment purposes, and to the best of the Reporting Persons’ knowledge and belief, the securities beneficially owned by the Reporting Persons, as set forth above, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 1.
	(a)	Name of Issuer Wayside Technology Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1157 Shrewsbury Avenue Shrewsbury, New Jersey 07702

Item 2.
	(a)	Name of Person Filing Edmund H. Shea, Jr. Mary Shea E & M RP Trust
	(b)	Address of Principal Business Office or, if none, Residence 655 Brea Canyon Road Walnut, California 91789
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 946760105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 275,877 shares
	(b)	Percent of class: Approximately 5.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 275,877
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of 275,877
		(iv)	Shared power to dispose or to direct the disposition of None

Instruction:       For computations regarding securities which represents a right to acquire an underlying security see Rule 13d 3(d)(1).

Note: Edmund H. Shea, Jr. and Mary Shea are the sole trustees of the Trust.  Each trustee may act independently to vote or dispose of the shares held directly by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

(a) Not Applicable

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007	/s/ Edmund H. Shea, Jr.

/s/ Mary Shea

E & M RP TRUST

	By:	/s/ Edmund H. Shea, Jr.
Edmund H. Shea, Jr., Trustee

	By:	/s/ Mary Shea
Mary Shea, Trustee